[Letterhead of Ropes & Gray LLP]

November 17, 2004

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:        Chris Edwards

Re:	SEC Comment Letter dated November 16, 2004

Reebok International Ltd.

Amendment No. 1 to Form S-4 Registration Statement filed November 10, 2004

File No. 333-119974

Schedule TO-I filed on October 26, 2004

File No. 5-36611

Dear Mr. Edwards:

On behalf of Reebok International Ltd., a Massachusetts corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 2 to the above-referenced Registration Statement on Form S-4. A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on October 26, 2004 and amended on November 10, 2004, in response to the comment letter to David A. Pace of the Company, dated November 16, 2004 from the staff of the Commission.

For your convenience, the Company is supplementally providing to the staff four (4) copies of Amendment No. 2 to the Registration Statement, which have been marked to indicate the changes from the Registration Statement as amended on November 10, 2004.

Securities and Exchange Commission                                                 -2-                                                 November 17, 2004

For reference purposes, the staff’s comments in the letter dated November 16, 2004 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

General

1.	We note your response to prior comment number three. As you are aware, this exchange offer is different from the kinds of tender offers described in Instruction 2 to Item 10 to Schedule TO, which we have stated would not require presentation of financial information. In addition, you apparently initially determined that financial statements from your annual report on Form 10-K were material to this offer, since you incorporated them by reference into the Schedule TO. Since both the Old and the New Securities are convertible into common stock of the company, we are unable to conclude that financial statements are not material in the context of this offer. Where financial statement information is required under Schedule TO, we have taken the interpretive position (expressed in Q&A 7 in Section I.H. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001)) that the summary financial statement disclosure required by Item 1010(c) of Regulation M-A is required in the disclosure document disseminated to shareholders, notwithstanding the fact that shareholders may access full financial statements of the company through its EDGAR filings. Therefore, we reissue comment three in our prior letter.

RESPONSE TO COMMENT 1

We have added the summary financial statement disclosure as requested and, as discussed by telephone, will disseminate such summary financial statement disclosure.

2.	We note your response to prior comment number 4. The company should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the notes. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares. Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion. See Phone Interp. 2S from the March 1999 Supplement (Securities Act Rules subsection).

RESPONSE TO COMMENT 2

As requested, we have revised the cover page to include a good faith estimate of the maximum amount of shares that could be issued upon conversion of the New Securities.

Securities and Exchange Commission                                                 -3-                                                 November 17, 2004

3.	After further consideration with one of our Associate Directors and with our Office of Chief Counsel, we maintain the position that the rights that would be attached to shares of common stock issuable upon conversion of the new securities need to be registered and that counsel’s legality opinion should cover the enforceability of the company’s obligations under the rights.

RESPONSE TO COMMENT 3

As requested, we have revised the fee table on the cover page to include the rights that would attach to the common shares issuable upon conversion of the New Securities. We have also filed a revised opinion to cover the enforceability of the Company’s obligations under the rights plan.

Description of the New Securities, page 25

Purchase of New Securities at the Option of the Holder, page 34

4.	We note your revisions in response to our prior comment number 21. It appears that the period in which security holders may tender into the offer might only be open for 15 business days as opposed to the 20 business day period required by Rule 14e-1(a), since holders may not tender after the fifth day prior to the purchase date. Please advise how this complies with Rule 14e-1.

RESPONSE TO COMMENT 4

As requested, we have revised page 34 of the Prospectus and the Indenture to provide a 20 business day period in response to this comment.

*        *        *        *        *

I hope that the foregoing has been responsive to the staff’s comments. I would appreciate it if you would advise me at the number set forth below if the staff expects that additional comments or questions will be forthcoming. The Company is under very tight time constraints and it will be required to restate its earnings per share in accordance with the new accounting rules applicable to the Old Securities if the exchange offer is not successfully completed. If you have any questions about this letter or require any further information, please call me at (617) 951-7294.

Respectfully submitted,

/s/ Julie H. Jones

Julie H. Jones

cc:	Mr. David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

Keith F. Higgins